International Food Products Group, Inc.
170 Newport Center Drive, Suite 260
Newport Beach, California 92660

June 29, 2005

The United States Securities and Exchange Commission
Mr. George F. Ohsiek, Jr.
Branch Chief
Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: International Food Products Group, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2004
Forms 10-QSB for Fiscal Quarters Ended September 30, 2004,
December 31, 2004, and March 31, 2005
File No. 0-33251

Dear Mr. Ohsiek:

This letter is in response to your letter dated June 20, 2005 on the matters listed above. I have attached revised schedules of the issuance of shares of our common stock from June 1, 2002 through December 31, 2004. These schedules have been revised to clearly disclose whether each issuance represents restricted or unrestricted shares and whether the recipient was an employee.

The following is a description of how we determined the value of the stock issued in each of the following types of transactions.

Shares of the Company's stock were valued as follows:

(1)Common shares issued to non-employees in exchange for services:
Shares issued to non-employees for services registered under Form S-8 were valued at the closing bid price of our common stock on the day the agreement with the non-employee was entered into by the parties.

(2) Common shares issued to employees in exchange for services:
Shares issued to employees for services registered under Form S-8 were valued at the closing bid price of our common stock on the day the award was approved by our Board of Directors.

(3) Common shares issued to employees in exchange for lock-up agreements:
Shares issued to employees in exchange for lock-up agreements were valued at the fair value of our common stock on the date the lock-up program was approved by our Board of Directors, September 27, 2002. Our common stock did not commence trading until November 20, 2002. Therefore we estimated fair value by using net book value, future expectations and other factors.

(4) Common shares issued to non-employees in exchange for lock-up agreements:
Shares issued to non-employees in exchange for lock-up agreements were valued at the fair value of our common stock on the date the lock-up program was approved by our Board of Directors, September 27, 2002. Our common stock did not commence trading until November 20, 2002. We estimated fair value by using net book value, future expectations and other factors.

(5) Restricted stock issued to non-employees in exchange for services:
Shares issued to non-employees were valued at the fair value of the shares issued on the date the services agreements were approved by the Company's Board of Directors. Fair value was determined using the Black Scholes Option Pricing Model using information specific to the Company's common shares.

(6) Restricted stock issued to employees in exchange for services:
No common shares were awarded to employees directly for services. All employees have employment arrangements calling for a specific dollar amount of compensation. Our Board of Directors and the individual employees agreed to accept shares of our common stock in satisfaction of accrued and unpaid compensation. The exchange rates negotiated were at what the parties determined to be fair value, and generally was in excess of fair value using the Black Scholes Option Pricing Model using information specific to our common stock on the dates the agreements were entered into by the employee and our Board of Directors.

(7)Restricted stock issued to related parties in settlement of notes payable:
Shares issued to related parties in settlement of notes payable were valued at the face amount of the obligation which equaled the fair value of the shares issued. Fair value was determined using the Black Scholes Option Pricing Model using information specific to our common shares.

(8) Restricted stock issued to unrelated parties in settlement of notes payable:
Shares issued to unrelated parties in settlement of notes payable were valued at the face amount of the obligation which equated the fair value of the shares issued. Fair value was determined using the Black Scholes Option Pricing Model using information specific to our common shares.

We entered into employment arrangements calling for specific rates of pay for each individual. We were not able to make the payments to the employees in cash and agreed with the employees to issue shares of our common stock in satisfaction of the accrued compensation. We believe that these situations differ from incentive stock arrangements which would be valued at the closing bid price of our common stock.

The lock-up agreement was entered into before our common stock commenced trading and therefore we valued the shares issued under this arrangement at our estimate of the common share value at the date the lock-up plan was approved, not the date upon the shares were eventually issued.

The following is a description of how we valued the restricted shares issued to employees in exchange for services that staff observed had significant discounts from the closing bid price of the common stock on the date of issuance:

a. The shares were issued based upon the guidance of Statement of Financial Accounting Standard (SFAS) No. 123 which established that a fair value based method of accounting for nonemployees in exchange for equity instruments. In his book Quantifying Marketability Discounts, Z.Christopher Mercer discussed that when stock is restricted, one of the methods of identifying an appropriate discount amount is to utilize the Black Scholes Option Pricing Model. The appropriate restricted share discount can be inferred by utilizing the BSOPM in buying a put option with a strike price equal to the closing bid price of our common stock. The discount in our common stock price is the cost of purchasing a put option on one of our freely tradable shares.

b. It has been our understanding that the SEC staff does not believe that "rule of thumb" or institutional "stock studies" that are not specific are acceptable approaches to valuing discounts. Employing the BSOPM, we utilize our own calculated volatility, the applicable risk free rate of cost of capital and the length of the restriction on the specific restricted shares of common stock.

c. As we experienced volatility rates during the year-ended June 30 2004 ranging from 141% to 257% and a very low risk free annual rate ranging from 1.02% to 1.53% "put option" values and therefore restricted stock discounts are very high.

d. Our approach to determining restricted stock discounts was discussed with a representative of the Chief Accountant Corporate Finance's office, who found the use of company-specific data to be a "good thing" and believed that the use of the "put option" method of valuing restricted stock discounts to be valid. We also contacted the AICPA Technical Hotline and discussed the "put option" valuation method with one of the Valuation issues managers. The manager concurred that the approach was mechanically correct but indicated that the acceptability of the approach should be discussed with the SEC staff.

While the restricted stock discounts are significant, they are merely the resultant measurement of the risk cost of not having control of the Company's stock that was issued to individual nonemployees and entities for services.

If you have any questions, or if I can provide further information to you, please do not hesitate to contact me.

Sincerely,

/s/ Joseph Rodriguez

Joseph Rodriguez
Chief Financial Officer

International Food Products Group, Inc.
Summary of Stock Transactions
June 30, 2003
					Per Share	Per Share
	Employee	Restricted/	Issuance	Shares	Closing	Fair
Stockholder	y or n	Unrestricted	Date	Issued	Bid Price	Value	Expense

Balance 6-30-02				21,523,803
Issued for Services:
Scott Cambell	n	Restricted	12/1/2002	400,000	$0.10	$0.02	$8,000.00
Chuck Milden	n	Restricted	12/1/2002	20,000	$0.10	$0.02	$400.00
Robert George	n	Restricted	12/1/2002	50,000	$0.10	$0.02	$1,000.00
Ned Van Rensselaer	n	Restricted	12/1/2002	50,000	$0.10	$0.02	$1,000.00
David Euzarraga	n	Restricted	12/1/2002	60,000	$0.10	$0.02	$1,200.00
Jim Clarke	n	Restricted	1/27/2003	25,000	$0.16	$0.15	$3,750.00
David Euzarraga	n	Restricted	1/1/2003	60,000	$0.10	$0.15	$9,000.00
David Euzarraga	n	Restricted	1/8/2003	300,000	$0.19	$0.15	$45,000.00
David Euzarraga	n	Restricted	4/8/2003	40,000	$0.23	$0.23	$9,200.00
David Euzarraga	n	Restricted	4/15/2003	165,000	$0.20	$0.19	$31,350.00
David Wells	n	Restricted	6/16/2003	60,000	$0.25	$0.25	$15,000.00
David Euzarraga	n	Restricted	10/30/2002	40,000	n/a	$0.02	$800.00
Total for services				1,270,000			$125,700.00

Lock-up Shares:
A.R. Grandseart	n	Restricted	12/2/2002	40,000	n/a	$0.02	$800.00
Bruce Hubert Trust	n	Restricted	1/16/2003	4,800	n/a	$0.02	$96.00
Pete Dunn	n	Restricted	1/16/2003	1,000	n/a	$0.02	20
Mark Skalski	n	Restricted	1/16/2003	2,000	n/a	$0.02	40
Jose Perez	n	Restricted	1/16/2003	2,000	n/a	$0.02	40
Terrence Coup	n	Restricted	1/16/2003	2,000	n/a	$0.02	40
Kirk & Kirk, Inc	n	Restricted	1/16/2003	1,000	n/a	$0.02	20
Sperry Family Trust	n	Restricted	1/16/2003	1,000	n/a	$0.02	20
Barry Tiemann	n	Restricted	1/16/2003	500	n/a	$0.02	10
Jerry Horst	n	Restricted	1/16/2003	600	n/a	$0.02	12
Daryle Reimer	n	Restricted	1/16/2003	2,500	n/a	$0.02	50
Pat Burgess	n	Restricted	1/16/2003	500	n/a	$0.02	10
James Gacki	n	Restricted	1/16/2003	2,000	n/a	$0.02	40
Jared Enterprises	n	Restricted	1/16/2003	10,000	n/a	$0.02	200
George Milidan	n	Restricted	1/16/2003	4,667	n/a	$0.02	93.34
James Mitchell	n	Restricted	1/16/2003	4,000	n/a	$0.02	80
Wilfred Wheeler	n	Restricted	1/16/2003	40,000	n/a	$0.02	800
Terry Turner	n	Restricted	1/16/2003	5,000	n/a	$0.02	100
John Shelling	n	Restricted	1/16/2003	1,500	n/a	$0.02	30
Andre Perin	n	Restricted	1/16/2003	500	n/a	$0.02	10
James Brown	n	Restricted	1/16/2003	400	n/a	$0.02	8
Joyce Heilman	n	Restricted	1/16/2003	200	n/a	$0.02	4
Heitman Family Trust	n	Restricted	1/17/2003	2,000	n/a	$0.02	40
Wilbert & Joyce Heitman	n	Restricted	1/17/2003	1,000	n/a	$0.02	20
Brett Heitman	n	Restricted	1/17/2003	1,400	n/a	$0.02	28
Clay Heitman	n	Restricted	1/17/2003	400	n/a	$0.02	8
A F Moore	n	Restricted	1/17/2003	3,000	n/a	$0.02	60
Harley Hill	n	Restricted	1/17/2003	820	n/a	$0.02	16.4
Ronald Rau	n	Restricted	1/17/2003	3,000	n/a	$0.02	60
Kathleen Williams	n	Restricted	1/17/2003	2,000	n/a	$0.02	40
Kevin Madera	n	Restricted	1/17/2003	1,400	n/a	$0.02	28
Ronald Greenberg	n	Restricted	1/17/2003	3,800	n/a	$0.02	76
T&D Sperry 2000 Trust	n	Restricted	1/17/2003	1,000	n/a	$0.02	20
Jeffrey Smith	n	Restricted	1/17/2003	250	n/a	$0.02	5
RJ Ewards	n	Restricted	1/17/2003	2,000	n/a	$0.02	40
Novacor International Ltd	n	Restricted	1/21/2003	11,000	n/a	$0.02	220
W&C Glenwin	n	Restricted	1/21/2003	2,500	n/a	$0.02	50
Eastwind Holdings	n	Restricted	1/21/2003	38,375	n/a	$0.02	767.5
Robt Schneiders	n	Restricted	1/21/2003	1,400	n/a	$0.02	28
Julie Schneiders	n	Restricted	1/21/2003	1,400	n/a	$0.02	28
Richard Damion	Y	Restricted	1/22/2003	200,000	n/a	$0.02	4000
Joe Rodriguez	Y	Restricted	1/22/2003	100,000	n/a	$0.02	2000
Thomas Anthony	n	Restricted	1/22/2003	400	n/a	$0.02	8
Martin Weissman	n	Restricted	1/30/2003	3,000	n/a	$0.02	60
Thomas Perez	n	Restricted	2/3/2003	3,400	n/a	$0.02	68
Clemeston Family Trust	n	Restricted	2/4/2003	17,000	n/a	$0.02	340
Judith Clemeston	n	Restricted	2/4/2003	1,500	n/a	$0.02	30
Robert Sawyer	n	Restricted	2/4/2003	2,000	n/a	$0.02	40
Andrew Black	n	Restricted	2/4/2003	1,000	n/a	$0.02	20
James Planka	n	Restricted	2/4/2003	10,000	n/a	$0.02	200
Czapar Living Trust	n	Restricted	2/4/2003	7,000	n/a	$0.02	140
Nancy Charlton	n	Restricted	2/4/2003	1,333	n/a	$0.02	26.66
Global Essentials Inc	n	Restricted	3/18/2003	62,920	n/a	$0.02	1258.4
Total Lock-up				612,465

Issued in Satisfaction of
Accrued Compensation:
Richard Damion	Y	Restricted	1/3/2003	400,000	$0.10	$0.08	$30,000.00
Joseph Rodriguez	Y	Restricted	1/4/2003	400,000	$0.10	$0.08	$30,000.00
Jeffrey Ross	Y	Restricted	1/5/2003	550,000	$0.10	$0.08	$41,250.00
Richard Damion	Y	Restricted	2/28/2003	266,666	$0.16	$0.08	$19,999.95
Joseph Rodriguez	Y	Restricted	2/28/2003	133,333	$0.16	$0.08	$9,999.98
Jeffrey Ross	Y	Restricted	2/28/2003	190,000	$0.16	$0.08	$14,250.00
Richard Damion	Y	Restricted	6/3/2003	347,826	$0.23	$0.12	$39,999.99
Joseph Rodriguez	Y	Restricted	6/3/2003	173,913	$0.23	$0.12
Jeffrey Ross	Y	Restricted	6/3/2003	208,696	$0.23	$0.12
Total in Satisfaction of
Accrued Compensation				2,670,434			$185,499.92

Total issued in fiscal 2003				4,552,899			$263,649.30

Balance 6-30-03				26,076,702

International Food Products Group, Inc.
Summary of Stock Transactions
December 31, 2004
					Per Share	Per Share
	Employee	Restricted/	Issuance	Shares	Closing	Fair
Stockholder	y or n	Unrestricted	Date	Issued	Bid Price	Value	Expense

Balance 6/30/04				42,071,220

S-8 Robert Pimentel	n	Unrestricted	7/14/2004	200,000	$0.11	$0.11	$22,000.00
S-8 Jeff Ross	n	Unrestricted	7/27/2004	25,000	$0.07	$0.07	$1,750.00
S-8 Jeff Ross	n	Unrestricted	8/20/2004	200,000	$0.05	$0.05	$10,000.00
S-8 Robert Pimentel	n	Unrestricted	9/5/2004	100,000	$0.09	$0.09	$9,000.00
S-8 Russell Singer	n	Unrestricted	9/5/2004	750,000	$0.09	$0.09	$67,500.00
144 - Joe/Rich(March-July) -Payroll	Y	Restricted	10/1/2004	2,314,285	$0.10	0.1	$231,428.50
144-Richard Damion Loan repay	Y	Restricted	10/1/2004	227,910	$0.10	0.1
144-Volkl	n	Restricted	11/2/04	500,000	$0.08	0.015	7500
144-Euzarraga	n	Restricted	11/2/04	200,000	$0.08	0.015	3000
144-Robert George	n	Restricted	11/2/04	1,000,000	$0.08	0.015	15000
144-Ted hamilton	n	Restricted	11/2/04	250,000	$0.08	0.015	3750
144-Ted hamilton	n	Restricted	11/2/04	965,000	$0.08	0.015	14475
144-John Flores	n	Restricted	11/2/04	25,000	$0.08	0.015	375
144-Paul la Prairie	n	Restricted	11/2/04	50,000	$0.08	0.015	750
144-Blaine La Prairie	n	Restricted	11/2/04	50,000	$0.08	0.015	750
144-Hernanson partnership	n	Restricted	11/2/04	35,000	$0.08	0.015	525
S-8 Lance Hall	n	Unrestricted	12/13/04	233,000	$0.06	0.07	16310
S-8 Giles Sensenbrenner	n	Unrestricted	12/13/04	112,000	$0.06	0.07	7840
S-8 Scott Campbell	n	Unrestricted	12/13/04	100,000	$0.06	0.07	7000
S-8 George Veronis	n	Unrestricted	12/13/04	150,000	$0.06	0.07	10500
S-8 Robert Pimentel	n	Unrestricted	12/13/04	100,000	$0.06	0.07	7000
S-8 Konrad Bright	n	Unrestricted	12/13/04	35,000	$0.06	0.07	2450

Total shares issued during
the period				7,622,195

Balance 12/31/04				49,693,415			$328,653.50

International Food Products Group, Inc.
Statement of Shareholders Equity
For the Year Ended June 30, 2004

					Closing
	Employee	Restricted/	Date		Bid Price	Fair Value			Expence
	y or n	Unrestricted	Issued	Shares	Per Share	Per Share
Balance - June 30, 2003				26,076,702

Shares (S-8) issued for services:
A.G. Edwards & Sons, Inc.	n	Registered	4/27/2004	10,000	$0.14	$0.15			1,500.00
Ann Mitchell	n	Registered	9/2/2003	25,000	$0.17	$0.17			4,250.00
Brad Haynes	n	Registered	9/2/2003	1,500,000	$0.17	$0.17			255,000.00
Brenda Harris	n	Registered	4/14/2004	100,000	$0.17	$0.17			17,000.00
Brent Fairbanks	n	Registered	3/22/2004	40,000	$0.12	$0.12			4,800.00
Bruce Molnar	n	Registered	9/2/2003	100,000	$0.17	$0.12			12,000.00
Bruce Molnar	n	Registered	3/22/2004	25,000	$0.12	$0.12			3,000.00
Bud Grandsaert	n	Registered	9/2/2003	100,000	$0.17	$0.17			17,000.00
Bud Grandsaert	n	Registered	3/22/2004	100,000	$0.12	$0.12			12,000.00
Conrad Bright	n	Registered	9/2/2003	50,000	$0.17	$0.17			8,500.00
Dale Paisley	n	Registered	9/2/2003	50,000	$0.17	$0.17			8,500.00
Dave Euzzarraga	n	Registered	9/2/2003	75,000	$0.17	$0.17			12,750.00
Dave Euzzarraga	n	Registered	10/20/2003	50,000	$0.24	$0.24			12,000.00
David Euzarraga	n	Registered	3/22/2004	375,000	$0.12	$0.12			45,000.00
Dennis Van Baale	n	Registered	1/28/2004	100,000	$0.17	$0.17			17,000.00
Don Davis	n	Registered	10/9/2003	50,000	$0.28	$0.28			14,000.00
Don Segretti	n	Registered	10/9/2003	25,000	$0.28	$0.28			7,000.00
E. L. Hamilton	n	Registered	10/20/2003	90,000	$0.24	$0.24			21,600.00
E. L. Hamilton	n	Registered	10/20/2003	150,000	$0.24	$0.24			36,000.00
E. L. Hamilton	n	Registered	3/22/2004	650,000	$0.12	$0.12			78,000.00
Florence Cuetara	n	Registered	10/9/2003	10,000	$0.28	$0.28			2,800.00
Gary Brooks	n	Registered	9/2/2003	100,000	$0.17	$0.17			17,000.00
Gary Henrie	n	Unrestricted	9/2/2003	100,000	$0.17	$0.17			17,000.00
J Scott Campbell	n	Unrestricted	2/5/2004	100,000	$0.16	$0.16			16,000.00
James McTague	n	Unrestricted	9/2/2003	140,000	$0.17	$0.17			23,800.00
Jeff Carrick	n	Unrestricted	9/2/2003	50,000	$0.17	$0.17			8,500.00
Jeff Carrick	n	Unrestricted	1/28/2004	100,000	$0.17	$0.17			17,000.00
Jeff Carrick	n	Unrestricted	3/22/2004	100,000	$0.12	$0.12			12,000.00
Jeff Ross	n	Unrestricted	9/2/2003	150,000	$0.17	$0.17			25,500.00
Jeffrey Ross	n	Unrestricted	3/22/2004	210,000	$0.12	$0.12			25,200.00
Jim Gacki	n	Unrestricted	9/2/2003	125,000	$0.17	$0.17			21,250.00
Jorge Medina	n	Unrestricted	9/2/2003	250,000	$0.17	$0.17			42,500.00
Kelly Johnson	n	Unrestricted	9/2/2003	25,000	$0.17	$0.17			4,250.00
Kelly Johnson	n	Unrestricted	10/9/2003	10,000	$0.28	$0.28			2,800.00
Kelly Johnson	n	Unrestricted	1/28/2004	20,000	$0.17	$0.17			3,400.00
Konrad Bright	n	Unrestricted	3/22/2004	50,000	$0.12	$0.12			6,000.00
Lance Hall	n	Unrestricted	9/2/2003	150,000	$0.17	$0.17			25,500.00
Patti D Hill	n	Unrestricted	2/5/2004	30,000	$0.16	$0.16			4,800.00
Robert George	n	Unrestricted	10/20/2003	150,000	$0.24	$0.24			36,000.00
Robert George	n	Unrestricted	3/22/2004	50,000	$0.12	$0.12			6,000.00
Robert Pimentel	n	Unrestricted	9/2/2003	100,000	$0.17	$0.17			17,000.00
Robert Pimentel	n	Unrestricted	3/22/2004	100,000	$0.12	$0.12			12,000.00
Robert Seldon	n	Unrestricted	10/20/2003	400,000	$0.24	$0.24			96,000.00
Robert Seldon	n	Unrestricted	10/20/2003	200,000	$0.24	$0.24			48,000.00
Russell Singer	n	Unrestricted	2/13/2004	600,000	$0.15	$0.15			90,000.00
Scott Campbell	n	Unrestricted	9/2/2003	200,000	$0.17	$0.17			34,000.00
Scott Campbell	n	Unrestricted	10/20/2003	300,000	$0.24	$0.24			72,000.00
Scott Campbell	n	Unrestricted	11/5/2003	100,000	$0.17	$0.17			17,000.00
Steve Gough	n	Unrestricted	9/12/2003	100,000	$0.21	$0.21			21,000.00
Steve Whittington	n	Unrestricted	3/22/2004	50,000	$0.12	$0.12			6,000.00
Ted Hamilton	n	Unrestricted	9/2/2003	50,000	$0.17	$0.17			8,500.00
Ted Hamilton	n	Unrestricted	9/12/2003	500,000	$0.21	$0.21			105,000.00
Terry Morales	n	Unrestricted	3/22/2004	50,000	$0.12	$0.12			6,000.00
Zaid Asterazii	n	Unrestricted	9/2/2003	25,000	$0.17	$0.17			4,250.00
Zaid Asterazii	n	Unrestricted	1/28/2004	65,000	$0.17	$0.17			11,050.00

Total (S-8) shares issued for services				8,425,000					1,452,000.00

Shares (Rule 144) issued for services:

Robert George	n	Restricted	1/1/2003	50,000	$0.19	$0.05			2,500.00
Robert George	n	Restricted	3/9/2004	175,000	$0.10	$0.05			8,750.00
Robert George	n	Restricted	3/9/2004	25,000	$0.10	$0.05			1,250.00
Edmond Harris	n	Restricted	4/14/2004	100,000	$0.17	$0.08			8,000.00
James Gacki	n	Restricted	4/27/2004	125,000	$0.14	$0.07			8,750.00
Jeffrey Ross	n	Restricted	4/27/2004	125,000	$0.14	$0.02			2,500.00
Janet Dooley	n	Restricted	5/14/2004	50,000	$0.16	$0.08			4,000.00
Debra Hamilton	n	Restricted	5/14/2004	300,000	$0.16	$0.08			24,000.00
David S. Rado	n	Restricted	5/14/2004	500,000	$0.16	$0.08			40,000.00

Total (Rule 144) shares issued for services				1,450,000			[1	]	99,750.00

Shares issued for shares voluntarily exchanged for 144 shares:

Marjorie Scripps	n	Restricted	10/9/2003	20,000	$0.28	$0.06			1,200.00
Larry Allen	n	Restricted	10/9/2003	500	$0.28	$0.06			30.00
Joe Chan	n	Restricted	10/9/2003	3,000	$0.28	$0.06			180.00
Beatrice Harriman	n	Restricted	10/9/2003	2,000	$0.28	$0.06			120.00
Edmond Harris	n	Restricted	10/9/2003	2,000	$0.28	$0.06			120.00
Karen Johnson	n	Restricted	10/9/2003	2,000	$0.28	$0.06			120.00
Glen Matthes	n	Restricted	10/9/2003	1,000	$0.28	$0.06			60.00
Patricia Perry	n	Restricted	10/9/2003	1,000	$0.28	$0.06			60.00
BJB Trust	n	Restricted	9/5/2003	1,000	$0.21	$0.06			60.00
Michael M Cooper	n	Restricted	9/22/2003	1,400	$0.37	$0.06			84.00
Joseph Gentile	n	Restricted	9/22/2003	4,000	$0.37	$0.06			240.00
Gary Thomas	n	Restricted	10/9/2003	4,000	$0.28	$0.06			240.00
Kenneth Mueller	n	Restricted	9/22/2003	2,000	$0.37	$0.06			120.00
Successful Financial	n	Restricted	10/9/2003	10,000	$0.28	$0.06			600.00
Florencio Cuetara	n	Restricted	10/9/2003	10,000	$0.28	$0.06			600.00
Don Segretti	n	Restricted	10/9/2003	25,000	$0.28	$0.06			1,500.00
Wright	n	Restricted	7/15/2003	1,658	$0.25	$0.06			99.48
David King	n	Restricted	10/10/2003	200	$0.26	$0.06			12.00

Total shares issued for shares voluntarily exchanged for 144 shares				90,758			[1	]	5,445.48

Shares (Rule 144) issued in satisfaction of accrued payroll:

Joe Rodriguez	Y	Restricted	3/3/2004	1,000,000	$0.12	$0.02			20,000.00
Richard Damion	Y	Restricted	3/3/2004	1,666,667	$0.12	$0.02			33,333.34
Richard Damion	Y		11/7/2003	157,859	$0.17	$0.02			3,157.18
Joe Rodriguez	Y		9/12/2003	300,000	$0.21	$0.01			3,000.00
Joe Rodriguez	Y		12/11/2003	100,000	$0.20	$0.02			2,000.00

Total shares issued in satisfaction of accrued payroll				3,224,526					61,490.52

Shares (Rule 144) issued in satisfaction of notes payable:

Joe Rodriguez	Y	Restricted	3/9/2004	899,182	$0.12	$0.10
Jeffrey Ross	n	Restricted	3/9/2004	112,236	$0.12	$0.10
Richard Damion	Y	Restricted	3/9/2004	362,371	$0.12	$0.10
Dorset Investment Company	n	Restricted	3/9/2004	716,606	$0.12	$0.10
Bruce Molnar	n	Restricted	3/9/2004	345,250	$0.12	$0.05
Volkl Investments LLC	n	Restricted	3/9/2004	368,589	$0.12	$0.10

Total shares issued in satisfaction of notes payable				2,804,234

Balance - June 30, 2004				42,071,220					$1,618,686

[1] Note 14 to the Company's financial statements included in its Form 10K-SB for the year ended December 31, 2004 incorrectly included 32,058 shares issued for services as shares issued under the lock up agreement.